UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

        Directorate Change - 01 September 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 02, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 02, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

1 September 2008

BARCLAYS PLC

Board Change

Barclays PLC and Barclays Bank PLC (“Barclays”) announced on 23 July 2008 that Gary Hoffman, an Executive Director of Barclays, would leave the Barclays Boards on 31 August 2008. Barclays today confirms that Mr Hoffman resigned as a Director of Barclays with effect from 31 August 2008.

-ENDS-

ENQUIRIES

ANALYSTS AND INVESTORS
Mark Merson      +44 (0) 20 7116 5752
John McIvor       +44 (0) 20 7116 2929

MEDIA
Alistair Smith      +44 (0) 20 7116 6132
Ebony Kenny     +44 (0) 20 7116 6217

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 147,000 people. Barclays moves, lends, invests and protects money for over 38 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com